SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2015

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

24 March 2015

AVIVA PLC ("Aviva")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMRs")

Aviva announces that:

•    On 23 March 2015, Thomas Stoddard, the Chief Financial Officer, was granted an award under the Aviva Long Term Incentive Plan 2011 ("LTIP"). He also received an award under the Aviva Chief Financial Officer Award 2014       plan ("CFO Plan") to partially compensate him for deferred compensation he forfeited on resignation from his previous employer, as disclosed in the Aviva 2013 Annual Report and Accounts.

• The LTIP award for Mr Stoddard will vest in 2017 and the awards under the CFO Plan will vest in stages in 2015, 2016 and 2017.

•    Also on 23 March 2015, Chris Wei, a PDMR, was granted two awards under the Aviva Recruitment and Retention Share Award Plan ("RRSAP") to replace, on a like for like basis, deferred compensation he forfeited on       resignation from his previous employer. The first award is a performance based buyout award and the second a buyout of deferred bonus awards.

• The performance based buyout award for Mr Wei will vest in 2017 and the bonus buyout award will vest in stages in 2015, 2016 and 2017.

•    The LTIP and CFO Plan awards for Mr Stoddard and both RRSAP awards for Mr Wei should have been made in 2014, but due to sharedealing restrictions applying to both individuals in respect of the proposed Friends Life       transaction, the awards have been deferred until now.

•    In addition, on 23 March 2015, the undernoted PDMRs were granted conditional awards over Aviva plc ordinary shares under the Aviva Annual Bonus Plan 2011 ("ABP") and the LTIP.  The ABP awards represent the deferral,      for a period of three years, of a percentage of the bonuses paid to PDMRs in respect of 2014.

• The LTIP and ABP awards for the PDMRs will vest in 2018 in accordance with the plan rules.

•    The LTIP awards are subject to the achievement of performance targets (50% based on absolute Return on Equity and 50% based on relative Total Shareholder Return against a comparator group). For Mr Stoddard's LTIP award       targets will be measured over a three year performance period from 1 January 2014 to 31 December 2016.  For LTIP awards to PDMRs these targets will be measured over a three year performance period from 1 January 2015 to 31       December 2017. The amounts shown below represent the maximum possible opportunity.

•    For Mr Wei's performance based buyout award targets will be measured over a three year performance period from 1 January 2014 to 31 December 2016.  The amounts shown below represent the maximum possible opportunity.

• Under each of the ABP, LTIP, CFO Plan and RRSAP, additional shares are awarded at vesting in lieu of dividends on shares that vest.

• The LTIP, CFO Plan and RRSAP awards were made for nil consideration.

• The prices used to calculate the number of ABP, LTIP, CFO Plan and RRSAP shares awarded are set out as follows:

      •      £4.89 in respect of the LTIP award for Mr Stoddard, being the average of the mid-market closing price of an Aviva ordinary share on the three consecutive business days immediately preceding 24 March 2014

      •      £5.09 in respect of the CFO Plan award for Mr Stoddard, being the average of the mid-market closing price of an Aviva ordinary share on the three consecutive business days immediately preceding 28 April 2014

      •      £5.30 in respect of the RRSAP awards for Mr Wei, being the average of the mid-market closing price of an Aviva ordinary share on the three consecutive business days immediately preceding 1 October 2014.

      •      £5.64 in respect of the ABP and LTIP awards for PDMRs, being the average of the mid-market closing price of an Aviva ordinary share on the three consecutive business days immediately preceding 23 March 2015.

Executive Director	Number of CFO Plan shares awarded	Number of LTIP shares awarded in respect of 2014
Thomas Stoddard	196,463	310,582

PDMR	Number of RRSAP bonus buyout shares awarded	Number of RRSAP performance based buyout shares awarded
Chris Wei	115,227	284,485

PDMRs	Number of ABP shares awarded	Number of LTIP shares awarded
Nitinbhai Amin	44,326	177,304
Kirstine Cooper	37,234	141,843
John Lister	41,888	177,304
David McMillan	54,255	265,957
Euan Munro	113,475	212,765
Maurice Tulloch	43,439	212,765
Chris Wei	63,479	285,659
Jason Windsor	41,489	177,304

This announcement, in relation to transactions in London, United Kingdom, is made pursuant to Disclosure and Transparency Rule 3.1.4. Aviva was notified of the above transactions on 23 March 2015.

Media Enquiries:

Andrew Reid                                                                            +44 (0)207 662 3131

Sarah Swailes                                                                           +44 (0)207 662 6700

Share Award Enquiries:

Liz Nicholls, Company Secretarial                                        +44 (0)207 662 2563

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 24 March, 2015
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary